FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 5, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GPA | INVESTOR Day

SCHEDULE:

14:00 • 14:15	**Ronaldo Iabrudi** | CEO
14:15 • 14:40	**Belmiro Gomes** | Assaí
14:40 • 15:10	**Luis Moreno** | Multivarejo
15:10 • 15:20	**Antonio Salvador** | HR + Sustainability
15 minutes	**Coffee Break**
15:35 • 15:50	**Peter Estermann** | Via Varejo
15:50 • 16:05	**Christophe Hidalgo** | CFO
16:05	**Q&A**

GPA | INVESTOR Day

RONALDO IABRUDI

CEO GPA

PROGRAM

2017 RECAP

ADAPTING TO THE MARKET'S CONTEXT

2018-2020 STRATEGIES

THE FUTURE OF RETAIL

INNOVATION INITIATIVES

2017 RECAP

CONTEXT:

- Challenging scenario of consumption
- Confirmation of strong Cash & Carry growth
- Deflation on food products
- Recovery of "non-food" purchases
- Incipient signs of improvement on macroeconomic indicators

COMPETITIVE SCENARIO:

- Intensification on the polarization between premium and low cost market segments
- Continuous fierce competition between traditional retail and Cash & Carry segment

MARKET DYNAMICS:

Intensification of the migration of household primary consumption channels during time of crisis (2014 to 2016)



+44,0%
36%
52%
Cash & Carry
-38,0%
24%
15%
Hiper
-21,0%
38%
30%
Super
0,0%
3%
3%
Convenience
24%
R$35,8 bi
R$44,4 bi
E-Commerce Brasil
2014
2016

*Sources: Nielsen Homescan, GPA Estimates, Ebit

ADAPTING TO THE MARKET'S CONTEXT
BUSINESS MANAGEMENT APPROACH:

GPA'S ACCOMPLISHED INITIATIVES:

- Continuous focus on GPA Food
- Focus on competitiveness
- Strict CAPEX and expenditure control
- Store portfolio optimization: organic growth by prioritizing higher return formats and store conversion
- Revitalization plan for Pão de Açúcar banner
- Strengthening of "non-food" items in Extra Hiper
- Beginning of the Digital Transformation process
- Online/Offline integration in Via Varejo
- Team: solid group and consistent succession plan
- Consolidation of Corporate Governance practices

CONSISTENT MARKET SHARE GAIN FOR MULTIVAREJO, ASSAÍ AND VIA VAREJO

EVOLUTION ON PROFITABILITY AND RETURN

2018-2020 STRATEGIES

PORTFOLIO OPTIMIZATION: OPENING, CLOSING AND CONVERSION OF STORES

CONVERSIONS:

- extra hiper → ASSAÍ ATACADISTA
- extra supermercado → Pão de Açúcar
- mini extra → minuto Pão de Açúcar
- CASAS BAHIA, pontofrio → PREMIUM

ORGANIC EXPANSION:

- Assaí: 20 stores, counting conversions and new stores
- Pão de Açúcar: continuous renovation of the stores, approximately 20 of them under the "full" concept
- Casas Bahia/Pontofrio: approximately 80 stores under the "smart" concept

DIFFERENTIATION OF OUR OFFERS IN ORDER TO ADAPT TO CONSUMING HABITS:

- Private label
- Store in Store
- My Discount app
- Financial Services (Governance): rollout of Passaí credit card, FIC strengthening and new service platform at Via Varejo

CONSOLIDATION OF THE ONLINE/OFFLINE INTEGRATION FOR VIA VAREJO

INNOVATION PROJECT AND CONTINUOUS DIGITAL TRANSFORMATION

THE FUTURE OF RETAIL

IN THE NEXT YEARS, RETAIL WILL BE COMPLETELY DIFFERENT

Evolution: shift in the role of retail, from distribution to a **hub for intelligence and consuming solutions**

It is essential to anticipate needs and **offer experiences**

Retail "of the future" = **omnichannel strategy, CRM application and consumer loyalty**

NEW CONSUMING RELATIONS:

The **internet of things** and **artificial inteligence** bring forth **transformational advances** in the way we buy

WHAT WE ARE ALREADY DOING

meu desconto

Personalizes the promotion for each customer

~14 million

loyal customers to the Group



clube extra
Pão de Açúcar mais
CAIXA EXPRESS
Cliente mais

CAIXA EXPRESS Cliente mais

Schedules the time for your checkout



7 de Novembro
13:40
13:45
13:50
13:55
14:00
8

INNOVATION INITIATIVES

2017: ENGAGING STARTUPS

pitchday Pão de Açúcar

3 categories for submission:

- Improvement on in-store user experience
- Retail applied Big Data
- Supply chain optimization and improvement on distribution centers

Results

95 submissions

3 winners that were presented with a Proof of Concept

RAPIDDO	nama	Já Entendi
Last Mile	Call Center	Corporate Education for the base of the pyramid

2018: STARTUP ACCELERATION PROGRAM – RETAIL LEAGUE

LIGA RETAIL
Powered by Liga Ventures
LIGA VENTURES · OASISLAB

2 pillars for GPA:

- Company culture
- Solutions found in Startups

Mentoring program and startup advisory

- Guidance
- Potential POC for startups

Program with other retail partners, not competitors

- 2 startups picked by GPA per cycle – 2 cycles in 2018
- Equity-free program
- Oasis Lab: a space dedicated to retail innovation

GPA | INVESTOR Day

ASSAÍ

ATACADISTA

DESDE 1974

PROGRAM

- PERFORMANCE
- STORE MODEL EVOLUTION
- RESILIENCE OF ASSAÍ FORMAT
- GROWTH OPPORTUNITIES
- CONVERSIONS RESULTS
- STRATEGY

Fastest growing Cash & Carry in Brazil:
Important market share gains

Gross Sales evolution:



CAGR: 30%
5,080
6,814
8,983
11,308
15,736
18,796
2012
2013
2014
2015
2016
LTM Sep/17(*)
Gross sale (R$ million)

Market Share evolution:



+960 bps
18.5%
21.1%
23.1%
24.6%
28.1%
2013
2014
2015
2016
9M17
Market Share

Strong growth due to the migration of channels



B2C Migration
B2B Migration
C&C geographic expansion
C&C GROWTH

Growth in Assaí x Cash & Carry segment:



17.8%
28.4%
18.2%
38.8%
6.8%
25.3%
2015
2016
Sep/17
Cash & Carry
Assaí

(*) LTM = Last 12 months

Source: Nielsen

Fastest growing Cash & Carry in Brazil:
60% productivity increase in the last 5 years

Sales area and number of stores:



197
272
317
373
421
460
81
75
84
95
107
115
2012
2013
2014
2015
2016
9M17
Sales area (1000 m²)
Number of stores

Doubled the number of stores and growth of 2,3x in sales:

Clients and Average Ticket:



45
54
62
71
93
110
113
125
145
158
170
172
2012
2013
2014
2015
2016
LTM Sep/17(*)
Clients (million)
Average Ticket (R$)

Customer flow grew 2,4x while the average ticket showed a growth of 1,5x:

Sale/m²



2,2
2,1
2,4
2,5
3,1
3.4
2012
2013
2014
2015
2016
LTM Sep/17(*)
Sale/m2 (monthly – R$ 1000)

Increase in productivity, sale/m² improved nearly 60%

(*) LTM = Last 12 months

Growth combined with the delivery of results

CAGR: 31%

Gross profit quadrupled:



675
914
1.208
1.537
2.170
2.646
14,5%
14,6%
14,5%
14,7%
15,0%
15,3%
2012
2013
2014
2015
2016
LTM SEP/17(*)
Gross profit (R$ million)
Gross margin

CAGR: 30%

SG&A under control, despite fast expansion



485
665
865
1.100
1.494
1.777
10,4%
10,6%
10,4%
10,5%
10,3%
10,3%
2012
2013
2014
2015
2016
LTM SEP/17(*)
SG&A (R$ million)
SG&A over Net Sale

CAGR: 36%

EBITDA grew 4,6x, supported by store maturation:



190
250
346
441
681
874
4,1%
4,0%
4,0%
4,2%
4,7%
5,1%
2012
2013
2014
2015
2016
LTM SEP/17(*)
ADJUSTED EBITDA (R$ million)
Adjusted EBITDA margin

Conversion close to 50% of the EBITDA in profit

CAGR: 40%

Net Income 5,3x higher:



81
112
120
171
283
432
1,7%
1,8%
1,4%
1,6%
2,0%
2,5%
2012
2013
2014
2015
2016
LTM SEP/17(*)
Net profit (R$ million)
Net Margin

(*) LTM = Last 12 months

PROGRAM

- PERFORMANCE
- STORE MODEL EVOLUTION
- RESILIENCE OF ASSAÍ FORMAT
- GROWTH OPPORTUNITIES
- CONVERSIONS RESULTS
- STRATEGY

Stores adapted to serve the target customers



06
Caixa

ASSAÍ

Old Format

Higher cost

GPA INVESTOR Day

Stores adapted to serve the target customers


recarga de celular
SAÍDA

ASSAÍ

New Format

Lower cost

Stores adapted to serve the target customers


TEIXEIRA

ASSAÍ

Old Format

Higher cost

Stores adapted to serve the target customers


BALANÇA
BALANÇA
MANGA

ASSAÍ

New Format

Lower cost

Stores adapted to serve the target customers


VIGOR
urca
RISE AS ONE
VINHO
ISOTÔNICO
ENERGÉTICO
20
19
09
OFERTA
SKOL
BRAHMA
ASSAÍ
New Format
Lower cost

PROGRAM

- PERFORMANCE
- STORE MODEL EVOLUTION
- RESILIENCE OF ASSAÍ FORMAT
- GROWTH OPPORTUNITIES
- CONVERSIONS RESULTS
- STRATEGY

Format resilience:

Expressive growth before and during the crisis

Gross Sales (R$ billion) grow twice as much as the competition:



PLAYER A
CAGR: 15%
21,9
25,8
31,2
33,5
8,9
11,3
15,7
18,8
CAGR: 28%
ASSAÍ
7,5
7,4
7,2
PLAYER B
2014
2015
2016
LTM Set/17

Solid gross Same-Store sales growth: Avg. 14%

Acceleration of Real Growth: Avg. 6%



18%
16%
16%
13%
9%
12%
19%
11%
8%
9%
6%
4%
1%
0%
10%
13%
2010
2011
2012
2013
2014
2015
2016
9M17
Assaí Real
Assaí Nominal

GPA INVESTOR Day

Format that caters different audiences

30% of all transactions

BUSINESSES, RESELLERS AND USERS

47%

SALES*



FINAL CUSTOMERS

53%

SALES*

70% of all transactions





	BUSINESSES, RESELLERS AND USERS	FINAL CUSTOMERS
PURPOSE:	BE THE STOCK FOR SMALL BUSINESSES AND A COMPLEMENTARY DISTRIBUTOR FOR THE INDUSTRY	HAVE PROPER OPTIONS TO SUPPLY FAMILIES' HOUSEHOLDS
VALUE PROPOSITION FOR CLIENTS:	1) LOW PRICES WITH A VARIETY OF PAYMENT METHODS 2) NO MINIMUM PURCHASE, OPTIMIZES WORKING CAPITAL 3) FAST STOCK RESTORATION	1) LOW PRICES WITH A VARIETY OF PAYMENT METHODS 2) BETTER SHOPPING ENVIRONMENT IN STORES 3) STORES CLOSER TO THE CUSTOMER
POST-CRISIS:	AS THE ECONOMY RECOVERS THIS FORMAT SHOULD FAVOR THESE CLIENTS	VALUE PROPOSITION SHOULD RETAIN CUSTOMERS THAT MIGRATED TO THE BANNER

Source: Data Popular

PROGRAM

- PERFORMANCE
- STORE MODEL EVOLUTION
- RESILIENCE OF ASSAÍ FORMAT
- GROWTH OPPORTUNITIES
- CONVERSIONS RESULTS
- STRATEGY

NATIONAL PRESENCE AND EXPANSION OPPORTUNITIES IN NEW STATES

PRESENCE IN **18** STATES

2 NEW STATES



PA
PI
BA
GO
GO
MG
SP
12
RJ
PR

Conversion | Organic | New State | Not present

- 9M17 gross sales: R$ 14,2 billion
- 126 stores (*)
- 500 thousand m² sales area (*)
- 120 million transactions
- 7.500 SKUs
- 30 thousand employees

(*) Projection for 12/31/2017

2017 EXPANSION - 20 STORES:

ORGANIC – 5 STORES

1 - GO Goiânia Independência
2 - PR Londrina
3 - BA Cidade Baixa
4 - PA Ananindeua
5 - PI Teresina

CONVERSION – 15 STORES

1 - GO Goiânia T9
2 - SP Vila Luzita
3 - SP Carapicuíba
4 - SP Diadema Piraporinha
5 - SP Brás Cubas
6 - SP Embu das Artes
7 - RJ Meier Dias Cruz
8 - SP São Mateus
9 - SP Campinas Centro
10 - SP São Miguel
11 - SP Paulínia
12 - SP Santa Catarina
13 - SP Piracicaba
14 - MG Uberlândia
15 - SP Cidade Dutra

GPA | INVESTOR Day

Opportunity to grow along micro and small business after the crisis

COMPLEMENTARY DISTRIBUTOR:


LANCHONETE
ASSAÍ
HOTEL
MERCEARIA
PADARIA
PIZZARIA
RESTAURANTE
DOGUEIRO
ASSAÍ

MICRO AND SMALL BUSINESS IN BRAZIL

Groceries 887.297	Restaurants 337.089
Religious activities 176.672	Bakeries 197.915
Supermarkets 75.833	Bars and coffee shops 1.017.344
Hotels 48.156	Motels 6.175

Research suggests that the consumer will continue shopping at Cash & Carry after the economy recovers

The path (of no return) for Cash & Carry

The crisis brought middle class (and upper!) to Cash & Carry.

By finding out much more that price but also quality, variety and brand,

they don't want to leave.

Did Brazil's economic situation brought you to shop at wholesale?


56%
YES
98%
affirm that they'll continue shopping at Cash & Carry.

Source: Pesquisa Assaí | Data Popular: 2016

THOSE THAT LEFT THE CRISIS BEHIND NOT ONLY KEEP SHOPPING AT CASH & CARRY BUT ALSO SPEND MORE AT THIS CHANNEL

10,6 million homes

+20% SPENDING

+19% FREQUENCY

Source: Estudo Nielsen 360° Consumer View 2017

Additional opportunities in financial services

	JUST 4 MONTHS IN OPERATION:
Implemented stores	~70 stores
Cards sold	~110 thousand
Average ticket	50% higher

PASSAÍ créd



PASSAÍ
Itaucard 2.0
International
mastercard

ADVANTAGE FOR THE CONSUMER:

Benefit of buying at wholesale price starting at 1 product.

ATACADO	PASSAÍ CRED	VAREJO
3,20	3,20	3,35
A PARTIR DE 3 UNIDADES	A UNIDADE	A UNIDADE

PROGRAM

- PERFORMANCE
- STORE MODEL EVOLUTION
- RESILIENCE OF ASSAÍ FORMAT
- GROWTH OPPORTUNITIES
- CONVERSIONS RESULTS
- STRATEGY

Conversions: Positive and above expectations results

Sales growth almost tripled:


2,8x
2016 2017

CONVERTED STORES:
Return (IRR): 30-40%
Payback: 3-4 years

Converted stores EBITDA improved 4 p.p.:


4 p.p.
2016 2017

Extra   Assaí

Source: 9 converted stores (Pilares, São Vicente, Goiânia, Vila Luzita, Carapicuíba, Diadema, Cidade Dutra, São Miguel e Santa Catarina)

Carapicuíba



ASSAÍ ATACADISTA | Tenda Atacado | ATACADÃO | ROLDÃO ATACADISTA

- 0,3 km (red pin)
- 1,0 km (green pin)
- 1,4 km (blue pin)

32	831	7.752 m²
Checkout Counters	Parking Spots	Sales Area



Real Sales Growth
-5%
-13%
-10%
-3%
164%
2013
2014
2015
2016
3T17
Extra
Assaí

PROGRAM

- PERFORMANCE
- STORE MODEL EVOLUTION
- RESILIENCE OF ASSAÍ FORMAT
- GROWTH OPPORTUNITIES
- CONVERSIONS RESULTS
- STRATEGY

Strategic priorities for 2018-2020

	OBJECTIVE	ACTION
1	Expand the brand's national presence and consolidation where it's already present	Opening 20 stores per year between 2018-2020 going into new States; represent > 50% GPA Food in 2019.
2	Increase market share and continue being the fastest growing Cash & Carry	Continuous assertive expansion and SSS growth above the market
3	Increase operational efficiency	Working capital management, discipline on expenses and increase productivity. Expansion supported by its own cash generation.

GPA | INVESTOR Day

multivarejo

A STRATEGIC PLAN BASED ON 6 PILLARS

1. OPTIMIZE PORTFOLIO OF ASSETS
2. OPERATE BETTER
3. BUY BETTER
4. SELL BETTER
5. DIGITAL TRANSFORMATION
6. REINFORCE BUS' CORE VALUE

	CONVERSIONS TO ASSAÍ	NUMBER OF STORES on 11/30/2017
extra hiper → ASSAÍ ATACADISTA	-16	117
	INAUGURATIONS	
Pão de Açúcar	+3	186
minuto Pão de Açúcar	+5	82

A STRATEGIC PLAN BASED ON 6 PILLARS

1. OPTIMIZE PORTFOLIO OF ASSETS

2. OPERATE BETTER

3. BUY BETTER

4. SELL BETTER

5. DIGITAL TRANSFORMATION

6. REINFORCE BUS' CORE VALUE

FOCUS ON PRODUCTIVITY – STORES

- Flexible work agreements (multifunctional, part-time...)
- Program to Promote Productivity
- Integrated Multifunctionality Program
- New working hours arrangement to 12x36 (new labor laws): 60% of the workforce is eligible

MULTIFUNCTIONALITY
12.000
collaborators


extra
GENTE
POLI
VALENTE
extra


multivarejo
GOL
GANHO POR
OBJETIVO
DE LOJA

PRODUCTIVITY PROMOTION
55.000
collaborators

FOCUS ON PRODUCTIVITY – STORES

Focus: Program to Promote Productivity

Productivity: number of items sold by working hour


G.O.L
JUNTOS SOMOS
MAIS FORTES.
G.O.L


GOL
60%
50%
40%
30%
20%
10%
0
+13%
+11%
+9%
+7%
+5%
+3%
ATÉ 2,99%

FOCUS ON PRODUCTIVITY- SUPPLY CHAIN – DC

CROSS-DOCK IMPLEMENTATION

BACK-HAUL IMPLEMENTATION

IMPLEMENTATION OF A COLLABORATIVE PLATFORM WITH THE INDUSTRY

OPTIMIZATION OF OUR LOGISTIC NETWORK



FOCUS ON PRODUCTIVITY – SUPPLY CHAIN – DOUBLE DECK TRUCK




RESPIRE ESTE AR.
VEÍCULO SUSTENTÁVEL.
GPA
ECOTRAILER
extra
minuto
ALIMENTANDO NOVAS IDEIAS.
TRANSPORTANDO COM CONSCIÊNCIA,
DE UM JEITO SUSTENTÁVEL.
GPA

FOCUS ON PRODUCTIVITY – SUPPLY CHAIN - COLLABORATIVE PLATFORM WITH SUPPLIERS


INDICADORES BASE
multivarejo
Fornecedor X
Acuracidade
98%
OTIF
90%
Infull
78%
No Show
12%
Ruptura CD
5%
Ruptura Loja
1%
Acuracidade Total
Acuracidade Volume
Acuracidade Linha
Responsabilidades
45%
26%
22%
9%
Gestão de Abastecimento
Sem Retorno Fornecedor
Fornecedor
Comercial
Quais são os principais motivos?
Fornecedor A 99%
Fornecedor B 99%
Fornecedor C 99%
Fornecedor D 98%
Fornecedor E 98%
Fornecedor F 97%
Fornecedor G 97%
Fornecedor H 96%
Fornecedor I 96%
Fornecedor J 96%
Fornecedor K 96%
Fornecedor L 95%
Fornecedor M 94%
Fornecedor N 94%
Fornecedor O 93%
Fornecedor P 93%
Fornecedor Q 93%
Fornecedor R 92%
Fornecedor S 92%
Fornecedor T 92%
Fornecedor U 91%
Fornecedor V 91%
Fornecedor W 89%
Fornecedor X 89%
Fornecedor Y 88%
Fornecedor Z 86%
Fornecedor AA 85%
Fornecedor AB 83%
Fornecedor AC 81%
Fornecedor AD 80%
Fornecedor AE 79%
Fornecedor AF 78%
Acuracidade
META DE 90%
70%
30%
Volume
Linha
Maiores de 95%
Maiores de 90%
Certificação Top Log
Prioridade de Agendamento
Maiores de 80%
Tracking de Ofertas
Todos do programa
Acuracidade
Relacionamento

GPA INVESTOR Day

greenyellow
smart energy solutions

IMPLEMENTATION OF GREEN YELLOW EFFICIENT ENERGY SOLUTION

DECEMBER 31ST, 2017 OBJECTIVE

% OF HYPER AND SUPER STORES IMPLEMENTED (Extra Hiper, Pão de Açúcar, Extra Super)	~92%
AVERAGE REDUCTION OF KWH CONSUMPTION AFTER THE IMPLEMENTATION	-21%

DECEMBER 31ST, 2018 OBJECTIVE

IMPLEMENTATION IN EVERY MULTIVAREJO STORE, PROXIMITY TOO	100%



Energy efficient lights – Extra Hiper Itaim



Closed cold storages – Pão de Açúcar Sorocaba

A STRATEGIC PLAN BASED ON 6 PILLARS

1. OPTIMIZE PORTFOLIO OF ASSETS
2. OPERATE BETTER
3. BUY BETTER
4. SELL BETTER
5. DIGITAL TRANSFORMATION
6. REINFORCE BUS' CORE VALUE

In order to enhance our competitiveness, we need to become specialists in each step of our value chain.



Ingredients



Transformation



Packaging



Logistics



Stores

Highlight TAEQ's healthy features

4 DEFINED AXES FOR CLEAR BENEFITS:

FREE FROM – GLUTEN, LACTOSE, SUGAR

ORGANIC – AGROTOXIC FREE FARMING

FUNCTIONAL – NATURAL FOOD OR ENRICHED WITH ADDITIVE SUBSTANCES THAT CONTRIBUTE FOR BETTER HEALTH AND WELLBEING

VEGETARIAN – ANIMAL-FREE INGREDIENTS


taeq
Orgânico
penne integral

Qualitá

New image for the Qualitá Brand with 4 lines: Core, Light, Prime and Regional.

4 DEFINED AXES FOR CLEAR BENEFITS:


Qualitá
LINHA CORE
LUZ DIURNA
IMAGENS DE FUNDO
VARIADAS
PREMIUM ACESSÍVEL
Qualitá
LINHA LEVE
SEM ADIÇÃO DE AÇUCAR
30% MENOS CALORIAS
PREMIUM LEVE
Qualitá
LINHA PRIME
AMBIENTE ESCURO
SOFISTICADO
GOURMET
OCASIÃO ESPECIAL
SUPER PREMIUM
Qualitá
LINHA REGIÕES
LUZ DIURNA
RÚSTICO
ORIGEM
RASTREABILIDADE
PREMIUM HANDMADE

GPA | INVESTOR Day

Qualitá

New image for the Qualitá Brand with 4 lines: Core, Light, Prime and Regional.

4 DEFINED AXES FOR CLEAR BENEFITS:


PEITO

CORE LINE


Qualitá
PREMIUM
BURGUER
PRIME
Qualitá
RAVIOLINI
ITALIA

PREMIUM LINE


DARK
LEVE
Qualitá
PANETONE
FRUTAS
LEVE

LIGHT LINE


Qualitá
QUEIJO DA
SERRA DA
CANASTRA
MINAS
BRASIL
1/2
CURA

REGIONAL LINE

A STRATEGIC PLAN BASED ON 6 PILLARS

1. OPTIMIZE PORTFOLIO OF ASSETS
2. OPERATE BETTER
3. BUY BETTER
4. SELL BETTER
5. DIGITAL TRANSFORMATION
6. REINFORCE BUS' CORE VALUE

Meu Desconto: Infrastructure


Supplier 1
Supplier 2
Supplier 3
...
Supplier X
multivarejo
MV
Database.
C.P.F. ?
R$ 100
R$ 100
Zero transactional cost

100% digital system, 0 transactional cost, and 100% clear data of clients reached and ROI.

Meu Desconto: Look


Pão de Açúcar mais
MEU
DESCONTO
PRODUTOS
QUE VOCÊ COMPRA
CR DEN SENSOD RAPID ALIVIO 90G
30% de desconto
ATIVAR OFERTA
PRODUTOS
QUE VOCÊ PODE GOSTAR

3 TYPES OF OFFER


PRODUTOS
EM DESTAQUE
CERVEJA PILSEN
350 ml
CerVeja BOHEMIA Lata 350ml
50% de desconto
EXPIRA EM 5 DIAS
Oferta limitada a 24 unidades
PRODUTOS
QUE VOCÊ COMPRA
Refrigerante COCA COLA Mini Lata 220ml
10% de desconto
em qualquer unidade
ATIVAR OFERTA
PRODUTOS
QUE VOCÊ PODE GOSTAR
Sabonete Líquido DOVE Nutrium Moisture MAnteiga de Karité e Baunilha 250ml
20% de desconto
ATIVAR OFERTA

GPA INVESTOR Day

Meu Desconto: Infrastructure

NUMBER OF DOWNLOADS	> 3.6M
NEW LOYAL CUSTOMERS SINCE LAUNCH	+1.5M
TOTAL NUMBER OF LOYAL CUSTOMERS IN OUR DATABASE	+13.9M

BIGGEST LOYALTY BASE IN LATIN AMERICA

1ST 100% DIGITAL BLACK FRIDAY AT PÃO DE AÇÚCAR

	extra	Pão de Açúcar
% OF CLIENTS THAT ALREADY USE THE APP	~20%	>25%
IDENTIFIED SALES	>45%	>80%

A STRATEGIC PLAN BASED ON 6 PILLARS

1. OPTIMIZE PORTFOLIO OF ASSETS

2. OPERATE BETTER

3. BUY BETTER

4. SELL BETTER

5. DIGITAL TRANSFORMATION

6. REINFORCE BUS' CORE VALUE

A hardware-free Digital Transformation model, designed just for the customers' cell phones!


WI-FI
APP

CRM
- Meu Desconto ✓
- Customized communication with customers ✓

Virtual Line "Meu Caixa":
- Clients can book a place in the checkout line using the app ✓

Product Scan:
- Bar Code Scan ✓
- Nutritional facts ✓
- Qualified advices concerning the product 🔧
- Scan & Go 🔧

Shopping List Online
- App suggested Shopping List, connected to our e-commerce ✓
- Links the virtual shopping list to the product's location in the store 🔧

1. OPTIMIZE PORTFOLIO OF ASSETS | 2. OPERATE BETTER | 3. BUY BETTER | 4. SELL BETTER | **5. DIGITAL TRANSFORMATION** | 6. REINFORCE BUS' CORE VALUE

Multivarejo's strategic plan for 2018-2020

Portfolio Transformation | **Sell Better** | **Buy better** | **Operate better**

Estratégia guiada por 5 princípios

Make better decisions based on Integrated Information:
- Clients
- PLU
- Suppliers

Offer more value to the customer without additional costs:
- Personalized discounts
- Express chockout
- Shopping list

Operate at a lower cost:
- Scan & GO and digital payment
- Logistics: Rotine optimization
- HR: digital trainning

Develop an omnichannel e-commerce:
- More efficient E-commerce model
- Delivery "uberization"

No additional hardware needed

A STRATEGIC PLAN BASED ON 6 PILLARS

1. OPTIMIZE PORTFOLIO OF ASSETS
2. OPERATE BETTER
3. BUY BETTER
4. SELL BETTER
5. DIGITAL TRANSFORMATION
6. REINFORCE BUS' CORE VALUE

extra hiper

Extra Hiper: "Store in Store" project launch to leverage the authority of specialized brands in specific categories

Customer flow in our stores + **Partner brands' authority**

= **BETTER VALUE EQUATION FOR BOTH BRANDS**

multivarejo

- Enhancement in Productivity
- Reinforcement of Hypermarket's core value
- Bigger profitability baseline with the monetization of our customer flow

Etna "Store in Store" at Extra Hiper Itaim


etna

Etna "Store in Store" at Extra Hiper Itaim



etna

extra hiper | Pão de Açúcar

Due to the high profitability of this format, we've started the "Store in Store" concept at Pão de Açúcar

etna


FREE
BEER



PÃO DE AÇÚCAR ANÁLIA FRANCO

GPA INVESTOR Day

Rollout of Grupo Exito's textile concept (LATAM Synergies)


MODA & ESTILO
MODA BÁSICA
NOVIDADES
CASUAL

32 STORES IMPLEMENTED
+ 6 PRIOR TO 12/31/2017


Trifil

	VAR.
Textile sales share in the store	+20%
Impact of textile in expenditure in the store	+17%

extra supermercado

Extra Super: Renovation of the categories of Perishable Goods

Reactivation of Service & Optimization for our selection


CUSTOMER FOCUS GROUPS TO IDENTIFY THEIR NEEDS


APROVEITE TODA SEXTA
PEIXARIA
FRESCA
EXTRAOFERTA
FISH STORE: REINTRODUCTION OF FISH SALES (ON FRIDAYS)


EXTRAOFERTA
FAÇA SEU PEDIDO FATIAMOS NA HORA
TRAINING AND NEW EQUIPMENT


EXTRAOFERTA
FAÇA AQUI O SEU PEDIDO
BUTCHERY: MEAT ON HOOKS AND ON DEMAND GRINDING


PADARIA
ARTISAN BAKERY

GPA INVESTOR Day

5 WORK FRONTS

- Price perception
- Quality of Service
- Unique options
- Store renovation
- Operational Excellence

Pão de Açúcar

Pão de Açúcar: be inclusive without giving up being exclusive

Price perception

Meu Desconto app launch in June 2017


Busque por:
Pão de Açúcar Mais
Pão de Açúcar
mais
apresenta:
MEU
DESCONTO
Só pra você, só no app.
E a cada 14 dias as ofertas se renovam.
Baixou o app, baixou o preço.
App Store
Google Play


Pão de Açúcar mais
MEU
DESCONTO
PRODUTOS EM DESTAQUE
CERVEJA PILSEN
350 ml
BOHEMIA
CerVeja BOHEMIA Lata 350ml
50% de desconto
EXPIRA EM 5 DIAS
Oferta limitada a 24 unidades

Pão de Açúcar

Pão de Açúcar: be inclusive without giving up being exclusive

Price perception

New tabloid model for Pão de Açúcar



sua semana no
Pão
ESPECIAL
Aniversário
Pão de Açúcar
Ofertas top 10
Ofertas válidas de quinta a domingo, de 3 a 6/8/2017.
Leve 3 Pague 2
30% de desconto
na vodka sueca Absolut 1 litro ou Whisky Ballantine's 12 anos 750 ml
R$ 29,90
R$ 2,09
Aproveite estas ótimas ofertas.
Leve 6 Pague 5
Leve 4 Pague 3
em toda a linha de cafés Pilão
30% em todos os açaís congelados e sorvetes Nestlé
R$ 2,55
30% em todos os biscoitos, cereais matinais e torradas
30% em todos os azeites e óleos especiais
30% em toda a linha de papéis higiênicos Neve
Leve 3 Pague 2
no detergente em pó Omo 1 kg ou no lava-roupas líquido 1 litro Omo
BEBA COM MODERAÇÃO

Pão de Açúcar

Pão de Açúcar: be inclusive without giving up being exclusive

Price perception

Juntou Trocou operation based on collectable stamps


Jamie Oliver
PROMOÇÃO
JUNTOU& TROCOU*
SÃO 9 PEÇAS IMPORTADAS ASSINADAS POR JAMIE OLIVER, COLECIONE!
A CADA R$ 20 EM COMPRAS GANHE 1 SELO



GPA INVESTOR Day

Pão de Açúcar

Pão de Açúcar: be inclusive without giving up being exclusive

Price Perception

10 Pão de Açúcar iconic products identified now on EDLP positioning.


Roast Chicken Kit
Codfish
Imported Parmesan Cheesew
Italian Bread
Princesa Cookies
Orchids
Casino
Casino's Tomato Products
Rubia Galega Meat
Filet Mignon
Etna Store in Store project

GPA INVESTOR Day

Pão de Açúcar

Pão de Açúcar: be inclusive without giving up being exclusive

Price Perception

10 Pão de Açúcar iconic products identified now on EDLP positioning.


Flor é no Pão
Neste Dia das Mães, dê orquídeas de presente.
Peça embalagem para presente. Feitas com todo carinho e cuidado.
Orquidea Phaleanopsis Pote 12
R$ 44,90
Cliente Mais
R$34,90


Que tal um pão italiano?
Fresquinho, gostoso e crocante.
Pão Italiano
320 gramas
Todos os dias por apenas
R$ 6,99
Passe no Pão e aproveite.
Pão de Açúcar

GPA | INVESTOR Day

Pão de Açúcar: be inclusive without giving up being exclusive

Quality of Service

Offer the best service to our customers

Average # customers in line



2,00
1,90
1,80
1,70
1,60
1,50
1,40
1,30
1,20
1,10
1,00
jan/17
feb/17
mar/17
apr/17
may/17
jun/17
jul/17
aug/17
sep/17
oct/17
Launch of the program and Staff Training
-30%

Pão de Açúcar

Pão de Açúcar: be inclusive without giving up being exclusive

Quality of Service

Offer the best service to our customers


Caixa Express
PA Jardim Paulista
Escolha o dia e horário
7 de Novembro
13:40
13:45
13:50
13:55
14:00
Loja
Horário
Ticket
Atendimento
Avaliação


Caixa Express
PA Jardim Paulista
Esteja no caixa em:
12min e 7seg
Ticket
8
Horário agendado - 13:45
Quero ir para o caixa
Reagendar
Cancelar
Loja
Horário
Ticket
Atendimento
Avaliação

WiFi

+15 thousand users in the first month

GPA INVESTOR Day

Pão de Açúcar

Pão de Açúcar: be inclusive without giving up being exclusive

Unique options

Leverage our authority through the reinforcement of signature categories



Kathia Zannata
Beer expert



Beer



Wine



Carlos Cabral
Wine expert



Fernando Oliveira
Cheese expert



Cheese



Coffee



Eliana Relvas
Coffee expert

GPA INVESTOR Day

Pão de Açúcar: be inclusive without giving up being exclusive

Unique options

Creation of new strongholds, such as the area for healthy products at an accessible price

NEW CONCEPT: GRAINS AND NUTS BULK SALE, FRESH ORANGE JUICE AND COCONUT WATER.

TAEQ BRAND > 400 PLUS



Hortifruti
taeq

Pão de Açúcar

Pão de Açúcar: be inclusive without giving up being exclusive

Store renovation

Renovate stores for greater ROI



Key concepts for the 7th generation of Pão de Açúcar stores:

1. Fresh market concept
2. Perpendicular shelves in grocery section
3. Online/Offline Integration
4. Reinforcement of accessible health position
5. Store in Store format

GPA | INVESTOR Day

Pão de Açúcar: be inclusive without giving up being exclusive

Store renovation

Renovate stores for greater ROI


Bebidas

Pão de Açúcar

Pão de Açúcar: be inclusive without giving up being exclusive

Store renovation

Renovate stores for greater ROI


VIVA
O CLUBE DE VINHOS DO PÃO
VINHOS

GPA INVESTOR Day

Pão de Açúcar

Pão de Açúcar: be inclusive without giving up being exclusive

Store renovation

Renovate stores for greater ROI



GPA | INVESTOR Day

GPA | INVESTOR Day

ANTONIO SALVADOR

Vice President
Human Resources and Sustainability

OUR PEOPLE BY THE NUMBERS

+90 THOUSAND EMPLOYEES (+33 THOUSAND OUTSOURCED)



MEN 49%
WOMEN 51%

1.200 EXPECTING MOTHERS
(AVG. 223 MATERNITY LEAVES/MONTH)

187 THOUSAND LIVES
*MEDICAL + DENTAL OCT/17 (ACTIVE AND ON LEAVE)

95% C AND D WORKING CLASS
WAGE RANGE OCT/17 (ACTIVE AND ON LEAVE, NOT CONSIDERING COMMISSIONED WORKERS)

54% OF THE WORKFORCE IS BLACK

27,7% WOMEN ARE MANAGERS OR HIGHER

2.946 EMPLOYEES ARE HANDICAPPED

44% OF WORKERS ARE IN THE Y AND Z GENERATION

PEOPLE MANAGEMENT AND ITS EVOLUTION THROUGHOUT RECENT YEARS

PREVIOUSLY

- 40% TURNOVER
- TRANSITION OF CULTURE AND MANAGEMENT TEAM => INEXISTENT SUCCESSION PLAN
- 52% ENGAGEMENT
- LACK OF MANAGING DISCIPLINE, MERITOCRACY AND PERFORMANCE DIFFERENTIATION
- HR BACK-OFFICE SERVICES INEFFICIENCY; FINES AND UNPREPARED STAFF FOR E-SOCIAL

CONTROL, PRODUCTIVITY AND EFFICIENCY



1 BASIC HR
Control, productivity and efficiency

2 MANAGEMENT MODEL
- People (meritocracy)
- Processes
- Coherence

3 CULTURE
Main foundation for changes

PEOPLE MANAGEMENT AND ITS EVOLUTION

RESULTS: KEY FIGURES

UNION AGREEMENTS ALIGNED WITH INFLATION



131.8%
126%
100%
100%
100%
8.0%
8.0%
9.9%
9.6%
1.7%
2013
2014
2015
2016
2017
% Collective agreements/Inflation
% Collective agreements

40% GROWTH IN PRODUCTIVITY WITHOUT LOSING FOCUS ON CLIENT SATISFACTION



358.4
396.3
404.6
457.5
500.8
40%
2013
2014
2015
2016
2017
Net Sales (R$)/HC

43% TOTAL TURNOVER (TO) REDUCTION, 69% VOLUNTARY TO



45.0%
46.9%
40.0%
28.4%
25.8%
43%
24.6%
24.1%
15.8%
9.8%
7.6%
69%
2013
2014
2015
2016
2017
TO
Voluntary TO

GENDER EQUALITY



26%
22.1%
20.9%
24.7%
28.2%
27.8%
2013
2014
2015
2016
2017
Women leadership

20% IMPROVEMENT IN OUR PEOPLE'S ENGAGEMENT



55%
59%
66%
20%
2012
2014
2017
Engagement

- **700+ EXECUTIVES W/ INDIVIDUAL GOALS**
- **80% POSITIONS MAPPED W/ 70% READINESS**

THE FUTURE OF HR

SELF-SERVICE | AUTOMATIZATION | ANALYTICS


GPA
Operador de Caixa
75%
AFINIDADE
44
horas
SEMANAIS
VAGAS
1 vagas - São Paulo / SP
VOLTAR PARA VAGAS
CANDIDATAR-SE
Voltar
Subcategoria A
Minha Lista de Atividades
Explorar
Veja os treinamentos que você ainda não terminou
Inovação I - Módulo I
Fazer com que as ideias fluam
15 min
Valide seu questionamento criativo
10 min
Como avaliar líderes de inovação
4 min
Workplace
Bem-vindo!
Mostrar
VENCIMENTOS
R$ X.XXX,XX
DESCONTOS
-R$ X.XXX,XX
TOTAL
R$ X.XXX,XX
ADIANT.
VER TODOS OS PAGAMENTOS
MARCAÇÃO
RESULTADO

ATTRACT • INTEGRATE • LEARN • COOPERATE • SERVICES

SUSTAINABILITY AND DIVERSITY

ACHIEVEMENTS

ENVIRONMENTAL IMPACT MANAGEMENT

- "Novo denovo" Program: Tira Manchas (stain removal) Qualitá launch.
- Inauguration of Brazil biggest solar plant with photovoltaic panels in Assaí (Goiânia).
- Partnership against Waste: donation of over 1.4 tons of food to over 300 registered institutions.

ANIMAL WELFARE

- TAEQ Cage-free egg line launch.

DIVERSITY PROMOTION

- GPA Diversity Week: 150 outside guests and over 100 thousand employees reached.

ACTION AND FOCUS

DIVERSITY PROMOTION

- Promote GPA's Diversity programs.

ENVIRONMENTAL IMPACT MANAGEMENT

- Increase the total volume of food donations and waste reduction.
- Implementation of stores with CO_2.

SOCIAL ETHICS

- Social audits of every supplier of our Private Label Brands.

COMMITMENTS

- Business coalition for Racial and Gender Equality
- Principles of UN's Women Empowerment
- LGBT Forum of Rights and Business

KEY ACHIEVEMENTS

GPA, THE COMPANY BRAZILIANS DREAM TO WORK FOR

WINNER

LinkedIn

TOP COMPANIES

Ranking considers the engagement and interest for our career opportunities.

VOTED FOR THE SEVENTH YEAR IN A ROW

CartaCapital

MOST ADMIRED COMPANY IN BRAZIL

Criteria: Ethics, Product and Service Quality, Respect for Customers/Clients, Environmental and Social Responsibility, Social Network Presence, Innovation, HR Commitment, Commitment to the country and Financial Strength.

BEST RANKED BRAZILIAN COMPANY

Forbes

THE WORLD'S BEST PLACE TO WORK

Employees judged their own employer and the probability to recommend the company to a friend or family member.

INNOVATING WITH GPA LAB

EXPECTED OPENING: DECEMBER 11TH, 2017

PROJECT SUPPORTED BY OUR STAFF

- More than 97% of our personnel are favorable to the project
- Staff picked name of the area

AREA'S ROLE IS TO MEET OUR COLLABORATORS REQUESTS AS WELL AS GPA'S NEEDS

- Space for digital projects
- Area for training and innovation lectures
- A way to restore our collaborators' ideas

"THIS AREA IS MAINLY DESTINED TO HOST DYNAMIC EVENTS THAT ENCOURAGE TEAM WORK, CO-CREATION AND SHARING INFORMATION, SUCH AS BRAINSTORMS, WORKSHOPS AND CUSTOMIZED MEETINGS"


GPA
LAB

OUR EFFORTS FOR 2018 ARE STILL FOCUSED ON REINFORCING OUR GPA CULTURE AND MANAGEMENT

CONTINUOUS EFFORTS TOWARDS PRODUCTIVITY WITH THE ENGAGEMENT OF OUR TEAM ACHIEVING BETTER CLIENT SATISFACTION

DEVELOPMENT OF THE NEW GENERATION OF ASPIRING LEADERS

INVESTMENT ON DIGITAL HR, MORE COOPERATION, FLEXIBILITY AND MANAGEMENT AUTONOMY IN THE STORES

ENCOURAGEMENT OF DIVERSITY AND INNOVATION

viavarejo

BUSINESS COMBINATION

R$570MM
QUANTIFIED SYNERGIES
“ONE-OFF” STOCK REDUCTION OF **R$ 325MM**

OPERATIONAL EFFICIENCY
R$ 245MM/YEAR
OF COST REDUCTION

LOGISTIC

MULTICHANNEL

FINANCIAL RESULTS

HUMAN RESOURCES


ACTION PLANS IMPLEMENTED
LAUNCHED NOV. 2016

R$570MM
SEIZED SYNERGIES
R$325MM EARNED IN 4T16

R$245MM IN 2017,
HOWEVER, CONSIDERING OUR CURRENT RUN RATE – SPECIALLY WITH THE ADVANCEMENT OF RETIRA FÁCIL – THIS FIGURE COULD BE HIGHER.

VIA VAREJO TRANSFORMATION

PHYSICAL STORES

PREMIUM STORES
51 STORES CURRENTLY UNDER THIS FORMAT, POTENTIAL FOR 49 MORE.

HUB STORES
PILOT PROJECT THAT USES STORES AS DISTRIBUTION HUBS, REDUCING THE AVERAGE DISTANCE OF DELIVERIES AND IMPROVING OUR SERVICE LEVEL

REGIONAL PRICING
ROLLOUT OF OUR PRICING MODEL WAS FINISHED IN SEPTEMBER

NEW PAYMENT MODEL
ROLLOUT OF NEW COMMISSION MODEL IN THE STORES ALREADY STARTED


BAHIA
pontofrio
TOPA TUDO

ONLINE BUSINESS

MARKETPLACE STRATEGY EVOLUTION
REARRANGEMENT OF OUR MARKETPLACE PARTNER BASE BY THE LEVEL OF SERVICE AND ALIGNMENT WITH OUR CUSTOMER PERSPECTIVE.

FULL COMMERCE

CLICK&COLLECT EXPANSION
APROX. 32% OF ELIGIBLE PRODUCTS WERE SOLD IN THIS FORMAT IN SEPTEMBER/17.

IMPROVEMENT OF SERVICE
LOWEST CONTACT RATE IN HISTORY; SUBSTANTIAL IMPROVEMENT IN RECLAME AQUI AND NPS.

* Research Custo Logístico no Brasil 2015 – Fundação Dom Cabral

UNIQUE ASSET

- BUSINESS MODEL MATCHING LEADERSHIP WITH SCALE
- STABLISHED BRANDS IN BRAZILIAN RETAIL THAT CATER EVERY LEVEL OF INCOME
- BIGGEST DISTRIBUTION NETWORK AND STORAGE CAPACITY (26 DCS)
- BIGGEST MULTICHANNEL OPERATION WITH 966 STORES AVAILABLE
- BENCHMARK IN FINANCIAL SERVICES SALE (EXTENDED WARRANTY AND INSURANCE)
- SELF-OWNED CREDIT SERVICE (PAYMENT BOOK)
- MARKET EXPERTISE EMBRACING ONLINE BUSINESS, PHYSICAL STORES AND CREDIT

viavarejo

ONE WAY: IMPACT ON SOCIETY



INVESTORS
USER EXPERIENCE
EMPLOYEES
ONLINE MINI-STORES
LOCAL BUSINESS
FULL COMMERCE PLAYERS
ENTREPRENEURS
PHYSICAL STORE
Powered by
viavarejo
DIRECT SALE
FACTORY
ONLINE STORES
BUSINESS OPPORTUNITIES
SERVICE ACCESS
SUPPLIERS
CUSTOMERS
SOCIETY

- GREAT POWER OF ACCOMPLISHMENT
- BIGGEST LOGISTIC NETWORK IN BRAZILIAN RETAIL
- SCALE AND BARGAINING POWER WITHIN THE INDUSTRY
- BRAND STRENGTH
- MARKET REACH AND STORE LOCATIONS
- DIVERSIFIED PORTFOLIO OF PRODUCTS AND SERVICES
- POSITIVE IMPACT ON SOCIETY
- CREDIT AND PAYMENT METHODS
- FINANCIAL STRENGTH
- CUSTOMER FLOW IN EVERY CHANNEL

CLICK&COLLECT: INCREASE IN MARKET REACH

retira rápido

RETIRA RÁPIDO REACHED 28% OF ELIGIBLE ITEMS DURING 3Q17



17.0%
25.0%
28.0%
1Q17
2Q17
3Q17

ALREADY REPRESENTS 22% OF ONLINE SALES



13.0%
17.0%
22.0%
1Q17
2Q17
3Q17

GPA INVESTOR Day

CHRISTOPHE HIDALGO

Chief Financial Officer

Same store sales grew 4,7% for 9M17, despite strong food deflation

SALES GROWTH



8,7%
6,9%
5,6%
5,4%
4,9%
3,3%
0,4%
3,1%
-4,9%
-3,5%
3T16
4T16
1T17
2T17
3T17
GPA Food SSS Real
GPA Food Real(1)
volume
+120bps

(1) Excl. IPCA Food 12M

SHARE OF SALES

Multivarejo
Assaí



2014
76%
24%
2015
72%
28%
2016
65%
35%
9M17
60%
40%

Gross margin restoration across all business achieving a proper level of competitiveness

GROSS MARGIN*



+30bps
+80bps
+130bps
22,0%
22,3%
26,3%
27.1%
13,8%
15,1%
GPA Food
Multivarejo
Assaí
9M16
9M17

*Excluding nonrecurring fiscal credits
(R$447 million in 9M17 and R$288 million in 9M16).

MARKET SHARE*



+70bps
+460bps
20,9%
21,6%
25,4%
30,0%
Multivarejo
Assaí
PER0916
PER0917

*Source: Nielsen I R$; Multivarejo: SSS and Assaí: Total

Decrease of expenses boosted by store portfolio optimization and expenses control



-18,4%
90bps
-17,5%
stable
-2,2%
-2,2%
-16,2%
90bps
-15,3%
9M16
9M17
GPA Food sale expenses
GPA Food administrative and overall expenses



18,4%
-30bps
-20bps
-10bps
-10bps
-15bps
17,5%
9M16
ELECTRICITY
PERSONNEL
RENT
MARKETING
OTHER
9M17

GPA INVESTOR Day

Margin recovery and operational excellence stimulate business results

ADJUSTED EBITDA MARGIN (EXCL. NONRECURRING CREDITS)



5,1%
3,9%
5,2%
4,1%
4,8%
3,6%
GPA Food
Multivarejo
Assaí
9M16
9M17

PERFORMANCE NOTEWORTHY FACTS

(i) STRONG 120 BPS EVOLUTION FOR GPA FOOD
(ii) MORE THAN 70% OF GROWTH IN ASSAÍ'S EBITDA
(iii) MULTIVAREJO SHOWS EBITDA MARGINS HIGHER THAN 5%

Maintenance of financial capacity with significant financial results cutback


5.354
2.339
2.083
2.693
2.101
5.474
5.869
4.798
5.076
4.707
3T16
4T16
1T17
2T17
3T17
Cash Inc. Receivables
Gross debt
Adjusted Net Debt


3T16
4T16
1T17
2T17
3T17
-904
-910
-913
-864
-768
-2.2%
-2.2%
-2.2%
-2.0%
-1.7%
LTM Financial result
LTM Financial result
(% of sales)
-136M
-50 bps

GPA INVESTOR Day

Investments focused on portfolio optimization and higher returns formats

LTM3T17 CAPEX[1] DISTRIBUTION



INFRASTRUCTURE AND OTHERS
27%
25%
NEW STORES AND PROPERTY ACQUISITION
29%
31%
CAPEX[1] 2016
44%
STORE RENOVATION AND CONVERSION
44%

(1)CAPEX w/o non-cash effects.

CAPEX AND ROCE EVOLUTION



17,9%
15,7%
15,2%
21,5%
1,896
2,000
1,241
1,338
2014
2015
2016
LTM3T17
TOTAL CAPEX (MBRL)
ROCE

GPA INVESTOR Day

FIC : Strengthening our financial services

50% ITAÚ / 50% GPA



3MM ACTIVE ACCOUNTS*

CREDIT PORTFOLIO
R$ 4,5 BILLION*

BILLINGS
R$ 12,6 BILLION*

**RESULTS AS OF OCT/2017*

PORTFOLIO (R$ MILLION)



+13%
3.826
4.335
5.047
5.614
+11%
3Q16
3Q17
3Q16
3Q17

STRONG PORTOLIO GROWTH

OVERDUE PORTFOLIO (% >30D)



18%
22%
16%
16%
3Q16
3Q16
3Q17
3Q17

OVERDUE PORTFOLIO REDUCED AND IS ALLIGNED WITH THE MARKET

PROFITABILITY (%)



7,8%
19,5%
5,8%
5,0%
9M16
9M16
9M17
9M17
FIC
PLAYER B

BETTER PROFITABILITY IN 9M17, DESPITE NEW REGULATION

Strategic priorities for the next year are aligned with the projects started in 2017

IN 2018 WE WILL CONSOLIDATE OUR FINANCIAL PILLARS:

CONTINUOUS PROFITABILITY IMPROVEMENTS

CAPEX HIGHER THAN 2017, FOCUSING ON ASSAÍ OPENINGS, PÃO RENOVATIONS AND STORE CONVERSIONS

CONTINUOUS MKT SHARE GAINS. SAME STORE SALES:
- ASSAÍ ABOVE FOOD INFLATION
- MULTIVAREJO IN LINE WITH FOOD INFLATION

CONTINUOUS PROFIT IMPROVEMENTS IN THE FOOD SEGMENT

CONTINUOUS FINANCIAL DELEVERAGING THROUGH WORKING CAPITAL OPTIMIZATION, ALONG WITH FINANCIAL RESULT REDUCTION TO ARROUND 1% OF NET SALES

EXPANSION OF OUR FINANCIAL SERVICES – PASSAÍ CREDIT CARD

LATAM SYNERGIES SHOULD SURPASS AN ECONOMY OF 75 MUSD FOR THE BRAZILIAN OPERATIONS.

GPA INVESTOR Day

Q&A